                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                               PJ America, Inc.
                               (Name of Issuer)

                             Common Capital Stock
                        (Title of Class of Securities)

                                   72585Q10
                                (CUSIP Number)

                              Douglas S. Stephens
                             PJ Acquisition Corp.
                              2300 Resource Drive
                             Birmingham, AL 35242
                                (205) 981-2830

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications

                                With a Copy to:

                             Ivan M. Diamond, Esq.
                        Greenebaum Doll & McDonald pllc
                           3300 National City Tower
                             Louisville, KY  40202
                                (502) 587-3534

                                 July 20, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

CUSIP NO. 72585Q10

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Richard F. Sherman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            50,000 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          205,000/1/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             50,000 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          205,000/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      255,000/2/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
13
      (may be deemed to beneficially own all shares beneficially owned by each members of the group, or 40.3%)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

----------------

/1/ Includes 100,000 shares held by the Merida L. Sherman Trust u/a dated 9/1/96 and 100,000 shares held by the Nicholas H. Sherman Trust u/a dated 9/1/96 and 5,000 held directly by Nicholas H. Sherman. Merida and Nicholas Sherman are the adult children of Richard Sherman.

/2/ Excludes options to purchase 38,000 shares presently exercisable or exercisable within 60 days of the date hereof, because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -2-

CUSIP NO. 72585Q10

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          200,000 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          200,000 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      200,000 (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
13
      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                   Page -3-

CUSIP NO. 72585Q10
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

 Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,000 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          200,000 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,000 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          200,000 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      205,000 (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  4.7%
13
      (may be deemed beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                    Page -4-

CUSIP No. 72585Q10
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Douglas S. Stephens
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            242,464 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             242,464 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      242,464/3/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  5.6%
13
      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

--------------

/3/ Excludes options to purchase 111,434 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                    Page -5-

CUSIP No. 72585Q10
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Stephen P. Langford
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            207,164 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             207,164 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      207,164/4/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  4.8%
13
      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

--------------

/4/ Excludes options to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                    Page -6-

CUSIP No. 72585Q10
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Martin T. Hart, individually and on behalf of H Investment Company LLP
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          125,000/5/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             125,000/6/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      125,000/6/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  2.9%
13
      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

--------------

/5/  Includes 100,000 shares held by H Investment Company LLP.

/6/ Excludes options to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                    Page -7-

CUSIP NO. 72585Q10
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Michael J. Grisanti
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            168,063/7/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             168,063/8/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      168,063/8/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
13
      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

----------------

/7/ Includes 37,747 shares held by the Grisanti Family Partnership of which Mr. Grisanti is general partner and 3,659 shares held by the Grisanti Family Trust.

                                   Page -8-

CUSIP NO. 72585Q10
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Jack A. Laughery
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            210,290/8/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,775/9/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             214,065/8/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,775/9/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      214,065/10/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
13
      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

----------------

/8/ Includes 235 shares held by Mr. Laughery as custodian for his minor grandchildren.

/9/ Includes 2,800 shares held by Mr. Laughery's wife and 975 shares held in trust for Mr. Laughery's minor grandchildren with his wife as trustee.

/10/ Excludes 3,300 shares held by the Laughery Foundation which will be tendered in the offer.

                                   Page -9-

CUSIP No. 72585Q10
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Frank O. Keener
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          324,603
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             324,603

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      324,603/11/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  7.5%
13
      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

--------------

/11/ Excludes an option to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -10-

CUSIP No. 72585Q10
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Michael M. Fleishman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          188,430 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          16,000/12/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             188,430 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          16,000/11/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      204,430/13/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  4.7%
13
      (may be deemed to beneficially own all shares (beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

--------------

/12/ Includes 13,000 shares held by Mr. Fleishman's wife and 3,000 shares by Mr. Fleishman's wife as custodian for their minor child.

/13/ Excludes options to purchase 38,000 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -11-

CUSIP NO. 72585Q10
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      PJ Acquisition Corp. 31-1767-228
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,740,789
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,740,789
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,740,789
11
      (May be deemed to beneficially own all shares beneficially owned by each member of the group.)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%
13
      (May be deemed to beneficially own all shares beneficially owned by each member of the group.)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                   Page -12-

     This Amendment No. 2 is being filed jointly by (i) Richard F. Sherman, (ii) Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96; (iii) Nicholas H. Sherman, individually and as co-Trustee of the Merida
L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96; (iv) Douglas S. Stephens (v) Stephen P. Langford; (vi) Martin T. Hart, individually and on behalf of H Investment Company, LLP; (vii) Michael J. Grisanti; (viii) Jack A. Laughery; (ix) Frank O. Keener; (x) Michael
M. Fleishman and (xi) PJ Acquisition Corp. (the "Purchaser") (collectively, the "Reporting Persons") to amend the Statement of Beneficial Ownership on Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission on April 2, 2001 by the Reporting Persons, as amended on July 3, 2001. It relates to the common stock, par value $.01 per share (the "Common Stock") of PJ America, Inc. (the "Company").

Item 2. Identity and Background. Item 2 is hereby amended by updating the following information:

Mr. Laughery's address is #25197, 3465 North Pines Way, #104, Wilson, Wyoming 83014-9129. Mr. Keener's address is 10624 South Eastern Avenue, Suite A-12, Henderson, Nevada 89052.

Item 3. Source and Amount of Funds and Other Consideration. Item 3 is hereby amended by including the following additional information:

     The Purchaser has received a revised term sheet from Bank One, Kentucky, NA, providing for up to $25 million in debt financing for the Offer and the Merger (each as defined below). The financing commitment letter also provides for $5 million for working capital. It is anticipated that this will be sufficient to pay for the Common Stock tendered in the Offer and acquired in the Merger.

     The loan will have a six year term. The interest rate will vary dependent upon the Company's ratio of total debt to EBITDA and range between LIBOR plus 150 basis points and 250 basis points. It will be subject to customary representations and warranties, covenants and events of default. It will be unsecured until the Merger, at which time Bank One will be granted a blanket lien on all assets of the surviving corporation, the shares of stock of the surviving corporation and the subsidiaries of the surviving corporation. The financing is subject is subject to certain conditions including (i) receipt and satisfactory review by Bank One of financial statements and income tax returns;
(ii) accuracy of representations and warranties; (iii) absences of default; (iv) negotiation and execution of documentation satisfactory to Bank One; (v) satisfactory completion of Bank One's due diligence; and (vi) no material adverse change in financial condition, assets, nature of the assets, operations or prospects of the Purchaser.

Item 4. Purpose of the Transaction. Item 4 is hereby amended by adding the following information:

     On July 20, 2001 the Purchaser filed a Schedule TO relating to a tender offer to acquire all the shares of Common Stock not held by the Reporting Persons at a price of $8.75 per share in cash (the "Offer"). On July 23, 2001 copies of the Offer to Purchase and related documents were sent to the Company's stockholders.

                                   Page -13-

     Pursuant to the Agreement and Plan of Merger, dated June 28, 2001, between the Purchaser and the Company (the "Merger Agreement"), as soon as practicable after the completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement (including approval, if required, of the Company's stockholders), the Purchaser will merge with and into the Company (the "Merger") in accordance with the applicable provisions of the Delaware General Corporation Law.

     The Company, from to time, engages in discussions regarding the sale of underperforming stores. In the first quarter of 2001, as previously announced, the Company sold eight restaurants in Louisiana. The Company will continue to consider sales of underperforming stores on terms it believes to be favorable. Likewise, after the Merger, the Purchaser will consider sales of stores on terms it believes to be favorable.

     Following the Merger, the officers and directors of the Company will be certain of the officers and directors of the Purchaser. Accordingly the Board of Directors will be reduced to eight members (Messrs. Sherman, Stephens, Fleishman, Keener, Hart, Grisanti, Laughery, and Langford) and Mr. Sherman will be Chairman, Mr. Stephens will be President and Chief Executive Officer and Mr. Fleishman will be Secretary. Mr. Davison, the Company's Chief Financial Officer, has informed the Company that he intends to leave after the Merger. Ms. Bray, the Company's Controller, will be promoted to Chief Financial Officer. The Reporting Persons intend to amend the Company's Articles of Incorporation to reduce the number of authorized shares after the Merger.

     After the Merger, the Reporting Persons intend to elect that the Company be taxed as an S corporation under the Code and to have the Company make distributions to them in order to allow them to pay their income taxes related to that election.

     Upon consummation of the Offer and the Merger, the Company will become a privately held corporation and the Common Stock will no longer be listed on the Nasdaq. In addition, the Purchaser expects to apply to the Securities and Exchange Commission to terminate the registration of the Common Stock under the Securities Exchange Act of 1934, if, as anticipated, the Common Stock is not listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association or there are fewer than 300 record holders of the Common Stock.

     No Reporting Person has any present plans or proposals which would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions set forth herein, although the Reporting Persons reserve the right to develop such plans.

                                   Page -14-

Item 5  Interest in Securities of the Issuer
------  ------------------------------------

Items 5(a) and 5(b) are amended to read in their entirety as follows:

     (a) The Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Act and, therefore, each Reporting Person may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Act, of all the shares of Common Stock beneficially owned by each member of such group, or an aggregate of 1,740,789 shares of Common Stock, representing approximately 40.3% of the total outstanding shares of Common Stock (based on the 4,323,648 shares of Common Stock issued and outstanding as of the date hereof). These ownership numbers do not include options to acquire Common Stock held by the Reporting Persons because such options will terminate in the Merger and the holders thereof will receive a cash payment equal to the excess of the $8.75 tender offer price over the option exercise price.

     Richard F. Sherman may be deemed to be the beneficial owner of 255,000 shares (5.9%) of Common Stock.

     Merida L. Sherman may be deemed to be the beneficial owner of 200,000 shares (4.6%) of Common Stock.

     Nicholas Sherman may be deemed to be the beneficial owner of 205,000 shares (4.7%) of Common Stock.

     Douglas S. Stephens may be deemed to be the beneficial owner of 242,464 shares (5.6%) of Common Stock.

     Stephen P. Langford may be deemed to be the beneficial owner of 207,164 shares (4.8%) of Common Stock.

     Martin T. Hart may be deemed to be the beneficial owner of 125,000 shares (2.9%) of Common Stock.

     Michael J. Grisanti may be deemed to be the beneficial owner of 168,063 shares (3.9%) of Common Stock.

     Jack A. Laughery may be deemed to be the beneficial owner of 214,065 shares (4.9%) of Common Stock

     Frank O. Keener may be deemed to be the beneficial owner of 342,603 shares (7.5%) of Common Stock

     Michael M. Fleishman may be deemed to be the beneficial owner of 204,430 shares (4.7%) of Common Stock

     PJ Acquisition Corp. may be deemed to the beneficial owner of the 1,740,789 shares (40.3%) of Common Stock owned by the other Reporting Persons.

                                   Page -15-

     (b) The following table sets forth information as to the shares of Common Stock as to which each Reporting Person individually has sole or shared power to vote or direct the disposition.

                          Sole Power to Vote or      Shared Power to Vote or
                            Direct the Vote/            Direct the Vote/
                        Sole Power to Dispose or   Shared Power to Dispose or
                         Direct the Disposition      Direct the Disposition
                        ------------------------   --------------------------
                            Number of Shares            Number of Shares
                        ------------------------   --------------------------
Richard F. Sherman               50,000                      205,000/(1)/

Merida L. Sherman                   0                        200,000/(2)/

Nicholas H. Sherman               5,000                      200,000/(3)/

Douglas S. Stephens              242,464                        0

Stephen P. Langford              207,164                        0

Martin T. Hart                   125,000/(4)/                   0

Michael J. Grisanti              168,063/(5)/                   0

Jack A. Laughery                 214,065                       3,775/(6)/

Frank O. Keener                  324,603                        0

Michael M. Fleishman             204,430                      16,000/(7)/

PJ Acquisition Corp.                0                      1,740,789/(8)/

(1) Includes 100,000 shares held by the Merida L. Sherman Trust u/a dated 9/1/96 and 100,000 shares held by the Nicholas H. Sherman Trust u/a dated 9/1/96 and 5,000 held directly by Nicholas H. Sherman. Merida and Nicholas Sherman are the adult children of Richard Sherman.

(2) Includes 100,000 shares held by the Merida L. Sherman Trust u/a dated 9/1/96 and 100,000 shares held by the Nicholas H. Sherman Trust u/a dated 9/1/96 of which Ms. Sherman is co-trustee.

(3) Includes 100,000 shares held by the Merida L. Sherman Trust u/a dated 9/1/96 and 100,000 shares held by the Nicholas H. Sherman Trust u/a dated 9/1/96 of which Mr. Nicholas Sherman is co-trustee.

(4) Includes 100,000 shares held by H Investment Company LLP; Mr. Hart is general partner of H Investment Company LLP.

(5) Includes 37,747 shares held by the Grisanti Family Limited Partnership, of which Mr. Grisanti is general partner, and 3,659 shares held by the Grisanti Family Trust.

(6) Excludes 3,300 shares held by the Laughery Foundation which will be tendered in the offer. Includes 2,800 Shares held by Mr. Laughery's wife and 975 shares held in trust for Mr. Laughery's minor grandchildren with his wife as trustee.

(7) Includes 13,000 shares held by Mr. Fleishman's wife and 3,000 shares held by Mr. Fleishman's wife as custodian for their minor child. Mr. Fleishman disclaims beneficial ownership of shares owned by his wife.

(8)  Includes all the shares beneficially owned by the other Reporting Persons.

                                   Page -16-

Item 7. Material to be Filed as Exhibits. The following additional exhibits are hereby added:

Exhibit Description
-------------------

--------------------------------------------------------------------------------
1                       Exchange Agreement, dated as of June 28, 2001, among the
                        Reporting Persons, incorporated by reference to Exhibit
                        (d)(2) to the Schedule TO filed by PJ Acquisition Corp.
                        on June 20, 2001.
--------------------------------------------------------------------------------
2                       Letter of Bank One, Kentucky, NA, dated July 19, 2001,
                        attaching an amended term sheet to the Commitment
                        Letter, incorporated by reference to Exhibit (b)(3) to
                        the Schedule TO filed by PJ Acquisition Corp. on
                        June 20, 2001.
--------------------------------------------------------------------------------

                                   Page -17-

                                 SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.


           /s/ Richard F. Sherman                        /s/ Douglas S. Stephens
---------------------------------------------  --------------------------------------------
Richard F. Sherman                             Douglas S. Stephens

           /s/ Stephen P. Langford                          /s/ Martin T. Hart
---------------------------------------------  --------------------------------------------
Stephen P. Langford                            Martin T. Hart

           /s/ Michael J. Grisanti                         /s/ Jack A. Laughery
---------------------------------------------  --------------------------------------------
Michael J. Grisanti                            Jack A. Laughery

             /s/ Frank O. Keener                         /s/ Michael M. Fleishman
---------------------------------------------  --------------------------------------------
Frank O. Keener                                Michael M. Fleishman

            /s/ Merida L. Sherman                         /s/ Nicholas H. Sherman
---------------------------------------------  --------------------------------------------
Merida L. Sherman, individually and as         Nicholas H. Sherman, individually and
co-Trustee of the  Merida L. Sherman Trust     as co-Trustee of the  Merida L. Sherman
u/a dated 9/1/96 and as co-Trustee of the      Trust u/a dated 9/1/96 and as co-Trustee of
Nicholas H. Sherman Trust u/a dated 9/1/96     the Nicholas H. Sherman Trust u/a dated
                                               9/1/96

PJ Acquisition Corp.                           H Investment Company LLP

By:          /s/ Douglas S. Stephens           By:        /s/ Martin T. Hart
    -----------------------------------------     -----------------------------------------
Name:  Douglas S. Stephens                     Name:  Martin T. Hart
Title: President and CEO                       Title: General Partner

                                   Page -18-